Exhibit 4.2

Consolidated

Financial Statements

of Tembec Inc.

Years ended September 25, 2010 and September 26, 2009

TEMBEC Consolidated Financial Statements 2010

Auditors’ Report

to the Board of Directors

We have audited the consolidated balance sheets of Tembec Inc. as at September 25, 2010 and September 26, 2009, the consolidated statements of operations and deficit and the consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 25, 2010 and September 26, 2009, and the results of its operations and its cash flows for the years then ended in accordance with Canadian Generally Accepted Accounting Principles.

/s/ KPMG LLP
Chartered Accountants

Montreal, Canada November 12, 2010, except for note 20 which is dated January 28, 2011

*CA	Auditor permit no. 14114

1

TEMBEC Consolidated Financial Statements 2010

CONSOLIDATED BALANCE SHEETS

As at September 25, 201 0 and September 26, 2009

(in millions of dollars)

	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$68	$105
Cash held in trust (note 13)	6	—
Accounts receivable (notes 8 and 17)	209	283
Inventories (notes 4 and 8)	255	319
Prepaid expenses	7	13

	545	720
Fixed assets (note 6)	498	626
Other assets (note 7)	34	20
Future income taxes (note 15)	27	—

	$1,104	$1,366

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Operating bank loans (note 8)	$1	$118
Accounts payable and accrued charges	238	278
Interest payable	3	3
Current portion of long-term debt (note 9)	17	19

	259	418
Long-term debt (note 9)	271	383
Other long-term liabilities and credits (note 10)	209	252
Shareholders’ equity:
Share capital (note 11)	570	570
Contributed surplus (note 3)	5	5
Deficit	(210)	(262)

	365	313

	$1,104	$1,366

Guarantees, commitments and contingencies (note 12)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ James V. Continenza	/s/ James M. Lopez
James V. Continenza	James M. Lopez
Chairman of the Board	President and Chief Executive Officer

TEMBEC Consolidated Financial Statements 2010

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended September 25, 2010 and September 26, 2009

(in millions of dollars, unless otherwise noted)

	2010	2009
Sales	$1,877	$1,786
Freight and sales deductions	234	224
Lumber duties and export taxes (note 12)	10	4
Cost of sales	1,426	1,578
Selling, general and administrative	75	88
Depreciation and amortization	56	73
Other items (note 13)	12	(3)

Operating earnings (loss) from continuing operations	64	(178)
Interest, foreign exchange and other (note 14)	52	22
Exchange loss (gain) on long-term debt	(27)	21

Earnings (loss) from continuing operations before income taxes and non-controlling interest	39	(221)
Income tax recovery (note 15)	(15)	(1)
Non-controlling interest	2	(1)

Net earnings (loss) from continuing operations	52	(219)
Earnings from discontinued operations (note 3)	—	5

Net earnings (loss) and comprehensive earnings (loss)	52	(214)
Deficit, beginning of year	(262)	(48)

Deficit, end of year	(210)	(262)

Basic and diluted earnings (loss) per share from continuing operations (note 11)	$0.52	$(2.19)

Basic and diluted earnings per share from discontinued operations (note 3)	$—	$0.05

Basic and diluted earnings (loss) per share (note 11)	$0.52	$(2.14)

See accompanying notes to consolidated financial statements.

3

TEMBEC Consolidated Financial Statements 2010

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended September 25, 2010 and September 26, 2009

(in millions of dollars)

	2010	2009
Cash flows from operating activities:
Net earnings (loss)	$52	$(214)
Adjustments for:
Depreciation and amortization	56	73
Unrealized foreign exchange and others	(1)	(4)
Exchange loss (gain) on long-term debt	(27)	21
Future income taxes (recovery) (notes 3 and 15)	(15)	3
Investment tax credits and income tax refunds	—	17
Other items (note 13)	12	(3)
Gain on sale of mill site-discontinued operations (note 3)	—	(16)
Excess cash contributions over pension expenses	(20)	(9)
Other	1	—

	58	(132)
Changes in non-cash working capital:
Accounts receivable	(41)	82
Inventories	16	86
Prepaid expenses	5	6
Accounts payable and accrued charges	40	(103)

	20	71

	78	(61)

Cash flows from investing activities:
Reduced participation in joint ventures	—	18
Additions to fixed assets	(25)	(42)
Proceeds on land sales and other	7	1
Proceeds on sale of mill site-discontinued operations (note 3)	—	7
Proceeds on sale of French mills (note 13)	86	—
Other	(1)	5

	67	(11)
Cash flows from financing activities:
Change in operating bank loans	(117)	69
Cash held in trust (note 13)	(6)	—
Increase in long-term debt	272	9
Repayments of long-term debt	(318)	(20)
Change in other long-term liabilities	2	—
Financing costs and other	(15)	5

	(182)	63

	(37)	(9)
Foreign exchange on cash and cash equivalents held in foreign currencies	—	2

Net decrease in cash and cash equivalents	(37)	(7)
Cash and cash equivalents, net of bank indebtedness, beginning of year	105	112

Cash and cash equivalents, net of bank indebtedness, end of year	$68	$105

Interest paid in 2010 totalled $29 million ($37 million in 2009) and income taxes recovered amounted to nil ($16 million in 2009).

See accompanying notes to consolidated financial statements.

TEMBEC Consolidated Financial Statements 2010

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Years ended September 25, 2010 and September 26, 2009

(in millions of dollars)

	2010
	Forest				Corporate
	Products	Pulp	Paper	Chemicals	and other	Consolidated
Sales:
External	$346	$1,090	$348	$93	$—	$1,877
Internal	88	62	—	—	5	155

	434	1,152	348	93	5	2,032
Earnings (loss) before the following:	(10)	157	(2)	10	(23)	132
Depreciation and amortization	16	35	3	2	—	56
Other items (note 13)	(2)	(12)	7	—	19	12
Operating earnings (loss) from continuing operations	(24)	134	(12)	8	(42)	64

Net fixed asset additions	7	14	3	1	—	25

Identifiable assets-excluding cash and cash equivalents	241	623	123	34	15	1,036
Cash and cash equivalents						68

Total assets						$1,104

	2009
	Forest				Corporate
	Products	Pulp	Paper	Chemicals	and other	Consolidated
Sales:
External	$304	$932	$452	$98	$—	$1,786
Internal	103	78	—	—	4	185

	407	1,010	452	98	4	1,971
Earnings (loss) before the following:	(67)	(61)	27	10	(17)	(108)
Depreciation and amortization	24	44	3	2	—	73
Other items (note 13)	(3)	(4)	2	1	1	(3)
Operating earnings (loss) from continuing operations	(88)	(101)	22	7	(18)	(178)

Net fixed asset additions	6	31	4	1	—	42

Identifiable assets-excluding cash and cash equivalents	252	830	127	36	16	1,261
Cash and cash equivalents						105

Total assets						$1,366

5

TEMBEC Consolidated Financial Statements 2010

CONSOLIDATED GEOGRAPHIC SEGMENT INFORMATION

Years ended September 25, 2010 and September 26, 2009

(in millions of dollars)

	2010
	Forest Products	Pulp	Paper	Chemicals	Consolidated
Sales (by final destination):
Canada	$212	$38	$70	$47	$367
United States	126	173	259	24	582
Pacific Rim and India	6	467	—	4	477
United Kingdom, Europe and other	2	412	19	18	451

	$346	$1,090	$348	$93	$1,877

	2009
	Forest Products	Pulp	Paper	Chemicals	Consolidated
Sales (by final destination):
Canada	$190	$19	$75	$42	$326
United States	110	176	349	32	667
Pacific Rim and India	4	278	4	2	288
United Kingdom, Europe and other	—	459	24	22	505

	$304	$932	$452	$98	$1,786

	2010	2009
Fixed assets:
Canada	$419	$449
France	76	175
Other	3	2

	$498	$626

Notes to Consolidated Financial Statements

BUSINESS OF THE COMPANY

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives, as well as environmental, safety and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint and bleached board. The Chemicals segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair value. The accounting policies used in these business segments are the same as those described below.

1.	SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

These consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and include the accounts of the Company, Tembec Inc. (the “Corporation”), and all its subsidiaries and joint ventures (collectively “Tembec” or the “Company”). Investments over which the Corporation has effective control are fully consolidated. Investments over which the Corporation exercises significant influence are accounted for by the equity method. The Corporation’s interest in joint ventures is accounted for by the proportionate consolidation method.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates are: useful lives of plant and equipment, value of long-term receivables, impairment of long-lived assets, employee future benefits, income taxes, asset retirement obligations and environmental accruals. Actual results could differ from those estimates.

REVENUE

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is reasonably assured.

FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading. Accounts receivable and long-term receivables are classified as loans and receivables. Bank indebtedness, operating bank loans, accounts payable and accrued charges, long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost. The Company measures all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

7

Notes to Consolidated Financial Statements

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

Cash and cash equivalents, including cash on hand, demand deposits, banker’s acceptances and commercial paper with maturities of three months or less from date of purchase, are recorded at fair value.

INVENTORIES

Finished goods, work in process, wood chips, logs and other raw materials are valued at the lower of cost, determined on an average cost basis, and net realizable value. For all raw materials to be used in the production of finished goods, net realizable value is determined on an as converted to finished goods basis. Operating, maintenance and spare parts inventories are valued at lower of cost and net realizable value.

FIXED ASSETS AND GOVERNMENT ASSISTANCE

Fixed assets are recorded at cost after deducting investment tax credits and government assistance. Depreciation and amortization are provided over their estimated useful lives, generally on a straight-line basis, as follows:

Assets	Period
Buildings, pulp and newsprint production equipment	20 -30 years
Sawmill production equipment	10 -15 years
Paperboard mill production equipment	25 - 30 years

Forest access roads and timber holdings are depreciated over their expected useful life. Major start-ups of new or modernized production lines may be depreciated using units of production method until the unit reaches targeted capacity after which the straight-line method is adopted. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.

Capitalized interest is based on the average cost of construction of major projects in progress during the year, using interest rates actually paid on long-term debt.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

TEMBEC Consolidated Financial Statements 2010

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ENVIRONMENTAL COSTS

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are recognized, at fair value, in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

EMPLOYEE FUTURE BENEFITS

Employee future benefits include pension plans and other employee future benefit plans. Other employee future benefit plans include post-retirement life insurance programs, healthcare and dental care benefits as well as certain post-employment benefits provided to disabled employees. Registered pension plans are funded in accordance with applicable legislation and their assets are held by an independent trustee. The obligations of non-registered pension plans and other employee future benefit plans are funded by the Company as they become due.

The Company accrues the cost of defined benefit plans as determined by independent actuaries based on assumptions determined by the Company. The net periodic benefit cost includes:

•	The cost of employee future benefits provided in exchange for employees’ services rendered during the year;

•	The interest cost on employee future benefit obligations;

•	The expected return on pension fund assets based on the fair value of plan assets;

•

Gains or losses on settlements or curtailments where, when the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement;

•

The straight-line amortization of past service costs and plan amendments over the average remaining service period to full eligibility of the active employee group covered by the defined benefit plans or the average remaining lifetime of those entitled to benefits for plans covering only inactive participants; and

•

The amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or fair value of plan assets at the beginning of the year, over the average remaining service period of the active employee group covered by the defined benefit plans or the average remaining lifetime of those entitled to benefits for plans covering only inactive participants.

The employee future benefit obligations are determined in accordance with the projected benefit method prorated on services.

9

Notes to Consolidated Financial Statements

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities of integrated foreign operations are translated at the historical rate relevant for the particular asset or liability. The exchange gains or losses resulting from the translations are included in “Interest, foreign exchange and other” expenses. Revenues and expenses are translated at prevailing exchange rates during the year.

INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on the temporary differences between the accounting basis and the tax basis of assets and liabilities. These temporary differences are measured using the enacted or substantially enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in income tax rates is recognized in earnings in the period that includes the substantive enactment date.

INVESTMENT TAX CREDITS

Investment tax credits related to research and development are recognized in earnings as a reduction of such expenses when the Company has made the qualifying expenditures and there is reasonable assurance that the credits will be realized.

STOCK-BASED COMPENSATION PLANS

The Company uses the fair value based approach of accounting for all stock options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company bases the accruals of compensation cost on the best available estimate of the number of options that are expected to vest and revises that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates. Any consideration paid by plan participants in the exercise of share options or purchase of stock is credited to capital stock. The contributed surplus component of stock-based compensation is transferred to capital stock upon the issuance of common shares.

Deferred Share Units (DSUs) are recognized in compensation expense and accrued liabilities as they are awarded. DSUs are remeasured at each reporting period, until settlement, using the trading price of the common shares of the Company.

Performance Conditioned Restricted Share Units (PCRSUs) are recognized in compensation expense and accrued liabilities when it is likely that the performance conditions attached to the unit will be met. Compensation cost is prorated based on the underlying service period and the liability is remeasured at each reporting period, until settlement, using the trading price of the common shares of the Company.

TEMBEC Consolidated Financial Statements 2010

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DERIVATIVE FINANCIAL INSTRUMENTS

The Company manages, from time to time, its foreign exchange exposure on anticipated net cash inflows, principally US dollars and euros, through the use of options and forward contracts.

The Company may, from time to time, manage its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settled hedge (swap) contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company does not currently apply hedge accounting for these derivative financial instruments. These are measured at fair value, with changes in fair value recognized in earnings.

EMISSION RIGHTS AND TRADING

The Company is participating in European Emissions Trading, in which it has been allocated allowances to emit a fixed tonnage of carbon dioxide in a fixed period of time.

Emission allowances are initially recorded as intangible assets with a credit to deferred income. They are recognized when the Company is able to exercise control and are measured at fair value at the date of initial recognition. The balances are netted for reporting purposes.

The liability to deliver allowances is recognized based on actual emissions and will be settled using allowances on hand measured at their carrying amount, with any excess emissions being measured at the market value of the allowances at period-end. The resulting charge to cost of sales will be offset by the income from the original grant of the rights, together with income from the release or sale of surplus rights.

2.	CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICIES

In June 2009, the CICA amended CICA HB 3862 – Financial Instruments – Disclosures. The amendments enhance disclosures about fair value measurements, including the relative reliability of the inputs used in those measurements, and about the liquidity risk of financial instruments. CICA HB 3862 requires that all financial instruments measured at fair value be categorized into one of three levels of hierarchy. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets;

Level 2 – inputs do not have quoted prices, but are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs are not based on observable market data.

The adoption of those new requirements did not have a material impact on the Company’s financial statements. The required disclosures are provided in Note 17.

11

Notes to Consolidated Financial Statements

2.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

FUTURE CHANGES IN ACCOUNTING POLICIES

In January 2009, the CICA issued three new accounting standards: Section 1582, Business Combinations, Section 1 601, Consolidated Financial Statements, and Section 1602, Non-controlling Interest.

Section 1582 replaces former Section 1581 and establishes standards for the accounting of a business combination and is mostly aligned with International Financial Reporting Standards 3 (IFRS 3), Business Combinations. This section specifies an expanded definition of a business that most assets acquired and liabilities assumed will be measured at fair value and that acquisition costs will be recognized as expenses.

Sections 1601 and 1602 together replace former Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602, which converges with the requirements of International Accounting Standard 27 (IAS 27), Consolidated and Separate Financial Statements, establishes standards for accounting of a non-controlling interest resulting from a business acquisition, recognized as a distinct component of shareholders’ equity. Net income will present the allocation between the controlling and non-controlling interest.

For the Company, these three standards will become effective for business combinations for which the acquisition date is on or after September 25, 2011. As Section 1582 is applicable only to future business combinations, the Company does not expect these new standards to have a material impact on the Company’s consolidated financial statements prior to such acquisitions.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2005, the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS). On February 13, 2008, the AcSB confirmed that publicly accountable enterprises would be required to apply, and report in accordance with IFRS, in full and without modification, effective in fiscal years beginning on or after January 1, 2011, which, in the case of the Company, represents interim and fiscal year-end period beginning on September 25, 2011 (the “Changeover” date). In the Company’s reporting in those periods following the Changeover date, the Company will be required to present comparative data for equivalent periods in the previous fiscal year, making September 26, 2010, the “Transition” date for the Company.

3.	DISCONTINUED OPERATIONS

During fiscal 2009, the Company sold its coated paper mill assets in St. Francisville, Louisiana, that had been indefinitely idled since July 2007. Sales proceeds totalled US $16 million, made up of US $6 million cash and US $10 million interest bearing notes. As a result, the Company generated a pre-tax gain of $16 million. Because the tax benefits had been accounted for prior to the Company’s recapitalization, the tax effect relating to this transaction amounting to $5 million has been accounted for as contributed surplus. As this operation was the only coated paper facility, its financial results have been reclassified as discontinued operations.

TEMBEC Consolidated Financial Statements 2010

4.	INVENTORIES

	2010	2009
Finished goods	$111	$120
Logs and wood chips	64	102
Supplies and materials	80	97

	$255	$319

The provision for net realizable values relating to logs and finished goods were as follows:

	2010	2009
Forest Products	$4	$15
Pulp	—	9
Paper	—	2

	$4	$26

5.	INVESTMENTS IN JOINT VENTURES

Since September 2009, the Company no longer has interest in joint ventures.

For the year ended September 26, 2009, the consolidated statements of operations and cash flows include the Company’s proportionate share of the revenues and expenses of 1387332 Ontario Limited (Marathon Pulp joint venture) (to January 31, 2009) and Temrex Forest Products Limited Partnership (to August 29, 2009), each at 50%.

2009
Sales	$43
Expenses	44

Loss before income taxes, interest, and non-controlling interest	$(1)

Net loss	$(1)

Cash provided by (used in):
Operating	$3
Investing	—
Financing	(2)

$1

13

Notes to Consolidated Financial Statements

6.	FIXED ASSETS

	2010			2009
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Land	$12	$—	$12	$20	$—	$20
Production buildings and equipment:
Pulp mills	428	76	352	521	67	454
Newsprint and paper mills	50	9	41	49	7	42
Sawmills	109	55	54	107	39	68
Roads and timber holdings	11	—	11	7	—	7
Other buildings and equipment	21	4	17	20	3	17
Assets under construction	11	—	11	18	—	18

	$642	$144	$498	$742	$116	$626

7.	OTHER ASSETS

	2010	2009
Loan receivable - Temlam	$23	$—
Notes receivable	2	15
Long-term loans to employees	2	2
Deferred pension costs	6	2
Other	1	1

	$34	$20

During the year, the Company reclassified a current loan receivable of $23 million to other assets. In October 2008, the Company had assumed the rank of secured lender to Temlam by effecting a payment of $22 million plus $1 million of custodial fees. At that time, the Company had anticipated a more timely disposal of the Temlam assets. A full recovery in the lumber market is occurring at a much slower pace than originally anticipated and the amount has been reclassified to long-term.

8.	OPERATING BANK LOANS

As part of the financial recapitalization that occurred in February 2008, the Company negotiated a $205 million revolving working capital facility maturing in December 2011. The facility is subject to a permanent availability reserve of $25 million. This amount can be increased to $35 million if the Company’s trailing 12-month EBITDA (as defined in the agreement) falls below $80 million. The facility has a first priority charge over the receivables and inventories and a second priority charge over the remainder of the assets of the Company’s significant North American operations. As part of the long-term debt refinancing that occurred during the September 2010 quarter and which is discussed in the following section, the lenders of the revolving working capital facility sought and obtained an increase of US $50 million to the availability reserve. At the end of September 2010, the unused amount available was $75 million (2009 - $14 million) net of borrowings of nil (2009 - $96 million).

The French operations are supported by mill specific “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of September 2010, the unused amount available was $25 million (2009 - $51 million) net of borrowings of $1 million (2009 - $22 million).

TEMBEC Consolidated Financial Statements 2010

9.	LONG-TERM DEBT

	2010	2009
Tembec Inc.
6% unsecured notes, repayable in semi-annual instalments of $2 million beginning March 30, 2008, with the balance due on September 30, 2012	$9	$12
Tembec Industries Inc.
11.25% senior secured notes US $255 million, due December 15, 2018, with semi-annual interest payments due June 15 and December 15 of each year	261	—
Term loan US $300 million secured facility	—	328
Tembec SAS
Unsecured term loans € 9 million, non-interest bearing, repayable and maturing at various dates from June 2014 to September 2020	12	—
Unsecured term loans € 1 million (€ 1 million in 2009), bearing interest at rates up to 1.5%, repayable and maturing at various dates to December 2013	1	2
Other Tembec SAS obligations	1	4
Tembec Envirofinance SAS
Unsecured term loans € 5 million (€ 23 million in 2009), non-interest bearing, repayable and maturing at various dates from June 2015 to June 2016	7	30
Tembec Energie SAS	—	8
Bioenerg SAS	—	8
Kirkland Lake Engineered Wood Products Inc.	8	8
Other long-term obligations	2	2

	$301	$402
Less current portion	17	19
Less unamortized financing costs	13	—

	$271	$383

15

Notes to Consolidated Financial Statements

9.	LONG-TERM DEBT (CONTINUED)

On August 17, 2010, the Company completed a private offering of US $255 million in aggregate principal amount of 11.25% senior secured notes due December 15, 2018. The notes are senior obligations secured by a first priority lien on certain of the property and assets of the Company and the guarantors of the notes, other than receivables, inventory and certain intangibles upon which the note holders have a second priority lien. The notes are guaranteed by the Company and certain of its subsidiaries. The proceeds from the offering, together with cash on hand, were used to permanently repay all outstanding indebtedness under the previous US $300 million term loan facility, to pay prepayment premiums in connection therewith and to pay fees and expenses related to the offering.

Instalments on consolidated long-term debt for the five years following September 25, 2010, are as follows:

2011	$17
2012	8
2013	5
2014	3
2015	3

10.	OTHER LONG-TERM LIABILITIES AND CREDITS

	2010	2009
Accrued benefit liability - pension benefit plans	$130	$169
Accrued benefit liability - other benefit plans	57	59
Reforestation - BC operations	9	8
Environmental and other asset retirement obligations	4	4
Deferred government assistance	—	3
Other	9	9

	$209	$252

11.	SHARE CAPITAL

AUTHORIZED

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class A preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

11,111,111 warrants convertible in equal amount of common shares and expiring on February 29, 2012. The warrants shall be deemed to be exercised and shall be automatically converted into new common shares when the 20-day volume-weighted average trading price of a single common share reaches or exceeds $12.00 or immediately prior to any transaction that would constitute a change of control.

TEMBEC Consolidated Financial Statements 2010

11.	SHARE CAPITAL (CONTINUED)

(a)	Common shares and warrants issued

	2010	2009
Issued and fully paid:
100,000,000 common shares	$564	$564
11,093,943 (2009 - 11,094,340) warrants	6	6

	$570	$570

On February 29, 2008, the Predecessor of the Company implemented the plan of arrangement approved by the Ontario Superior Court having the following key elements:

•	Conversion of US $1.2 billion of the Predecessor’s senior unsecured debt into equity of the Company;

•	Noteholders received 88% of the equity of the Company in full settlement of their notes;

•	An additional 7% of the equity of the Company was allocated to noteholders who backstopped the new loan described below;

•	Existing shareholders received 5% of the equity of the Company and “cashless” warrants to acquire additional shares; and

•	A new four-year term loan of US $300 million was obtained to provide additional liquidity.

With respect to the extinguishment of the senior unsecured debt, the Company recorded a gain of $1,179 million to contributed surplus. A further gain of $28 million was recorded following the refinancing of other prior obligations. Issuance costs relating to the new shares totalling $12 million were also provided. The Company then recorded $1,089 million deficit in shareholders’ equity, including the elimination of the $373 million accumulated deficit, as a result of the revaluation of its assets and liabilities. The net effect of the above caused the total shareholders’ equity to move from $464 million to $570 million.

Detailed information on the plan of arrangement, the impact of adjustments and fresh start accounting is available in the annual audited financial statements as at September 27, 2008.

(b)	Earnings (loss) per share

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2010	2009
Net earnings (loss) from continuing operations	$52	$(219)
Net earnings (loss)	52	(214)
Weighted average number of common shares outstanding	100,000,000	100,000,000
Dilutive effect of employees stock options and warrants	—	—
Weighted average number of diluted common shares outstanding	100,000,000	100,000,000
Basic and diluted earnings (loss) per share from continuing operations	$0.52	$(2.19)
Basic and diluted earnings (loss) per share	$0.52	$(2.14)

The Warrants and Employees stock options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

17

Notes to Consolidated Financial Statements

11.	SHARE CAPITAL (CONTINUED)

(c)	Stock-based compensation

Under the former Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue. No options have been granted since 2006. No compensation expense was recorded for the years ended September 26, 2009 and September 25, 2010.

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the year:

	2010		2009
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of year	185,031	105.17	201,456	107.41
Options cancelled	(23,908)	214.07	(16,425)	132.70

Balance, end of year	161,123	89.01	185,031	105.17

Exercisable, end of year	151,470	92.83	149,103	117.54

Of the total 23,908 (2009 - 16,425) options cancelled, 17,495 (2009 - 12,653) expired and 6,413 (2009 - 3,772) were forfeited.

The following table summarizes the weighted average per share exercise price and the weighted remaining contractual life of the options outstanding as at September 25, 2010:

	Outstanding optionst			Exercisable options
Year granted	Number of options	Weighted remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
2001	4,001	0.30	195.58	4,001	195.58
2002	11,795	1.12	185.24	11,795	185.24
2003	8,741	2.20	176.31	8,741	176.31
2004	13,659	3.16	139.36	13,659	139.36
2005	74,665	4.43	87.41	74,665	87.41
2006	48,262	5.14	29.05	38,609	29.05

	161,123	4.07	$89.01	151,470	$92.83

TEMBEC Consolidated Financial Statements 2010

11.	SHARE CAPITAL (CONTINUED)

(d)	Other stock-based compensation

During fiscal 2006, the Predecessor of the Company established a performance share units (PSUs) plan for designated senior executives. Under the terms of this plan, senior executives may be eligible to an annual incentive remuneration paid to them in the form of PSUs. Each PSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A PSU is paid to an executive following a three-year vesting period and is payable in the form of either cash or common shares of the Company, which are purchased on the open market. As at September 25, 2010, 40,523 PSUs (2009 – 93,485) were outstanding of which 9,568 PSUs had vested. No significant expense was recorded in 2010 and 2009 for this plan.

During fiscal 2009, the Company replaced the PSU plan with a PCRSU plan for designated senior executives. Vesting of the PCRSUs is based on the attainment of performance objectives over a three-year period. The following table summarizes the grant of PCRSUs that has occurred over the past two years:

	2010	2009
Opening balance	1,116,000	—
Grants	536,000	1,731,000
Forfeitures	(89,000)	(57,000)
Expired	—	(558,000)

Ending balance	1,563,000	1,116,000

In fiscal 2009, a total of 558,000 PCRSUs expired as a result of non-attainment of the performance conditions. During fiscal 2010, a compensation expense of $1 million (2009 – nil) was recorded.

Directors of the Company are given the option to receive part of their annual retainer, meeting fees and awards under the Directors’ Share Award Plan in the form of DSUs. A DSU is paid to a director upon termination of Board service and is payable in the form of cash. As at September 25, 2010 and September 26, 2009, 411,222 DSUs were outstanding and a compensation expense of $1 million (2009 – nil) was recorded under this plan.

19

Notes to Consolidated Financial Statements

12.	GUARANTEES, COMMITMENTS AND CONTINGENCIES

GUARANTEES

The Company and certain of its subsidiaries have granted irrevocable letters of credit, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The letters of credit mature at various dates in fiscal 2011.

LUMBER DUTIES AND EXPORT TAXES

Effective October 12, 2006, the governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement (SLA) requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. The SLA had an effective date of October 1 2, 2006, at which time the U.S. Department of Commerce (USDOC) revoked all existing countervailing and antidumping duty orders on softwood lumber shipped to the U.S. from Canada.

COMMITMENTS

The Company has entered into operating leases for property, plant and equipment for expected cash outflows of $16 million. Outflows for the five years following September 25, 2010, are as follows:

2011	$ 4
2012	4
2013	2
2014	2
2015	1

CONTINGENCIES

The Company is party to claims and lawsuits, which are being contested. Management believes that the outcome of these claims and lawsuits will not have a material adverse effect on the Company’s financial condition, earnings or liquidity.

TEMBEC Consolidated Financial Statements 2010

13.	OTHER ITEMS

2010

During the September 2010 quarter, the Company incurred a net charge of $7 million relating to the permanent closure of its newsprint mill located in Pine Falls, Manitoba. The write-down of assets for $13 million and the accrual for severances and other for $10 million were partially offset by the recognition of a curtailment gain in employee future benefits totalling $16 million (note 1 6).

On May 7, 2010, the Company finalized the sale of the kraft pulp mills located in Tarascon and Saint-Gaudens, France to Paper Excellence B.V. and recorded a gain of $12 million. Proceeds amounted to 66 million euros ($88 million) for the shares. Total proceeds of $88 million were reduced by $2 million for cash balance left in the two mills. Approximately 4 million euros ($6 million) of this amount will be held in escrow with the Company’s counsel until May 2011 to secure certain undertakings made by the Company. Paper Excellence B.V. also assumed 31 million euros ($41 million) of debt.

The following table provides information related to Balance Sheet items of the two pulp mills at the time of sale:

Current assets	$107
Long-term assets	92
Current liabilities	(61)
External debt obligations	(41)
Income taxes	(12)
Employee future benefits and other	(11)

$74

As a result of an order issued by the Ontario Ministry of the Environment, the Company has had to undertake the removal of black liquor from storage tanks and pipelines of the bankrupt Marathon, Ontario pulp facility. Costs for the September, June and March 2010 quarters amounted to $2 million, $2 million and $3 million, respectively.

In April 2009, the Company sold the St. Francisville, Louisiana, coated paper mill facility and related equipment to West Feliciana Acquisition, LLC (WFA). The paper mill had been idle since July 2007. A portion of the consideration received by the Company included two US $5 million interest bearing notes. Principal payments on the notes were due on various dates beginning in March 2011 and ending in March 2016. On January 17, 2010, WFA filed for relief under Chapter 11 of the U.S. Bankruptcy Code. It is unlikely that the Company will recover any portion of the interest-bearing notes and, as a result, a charge of $12 million relating to these notes has been recorded.

During the March 2010 quarter, the Company completed the sale of a number of land properties and recorded a gain of $1 million.

During the December 2009 quarter, the Company completed the sale of a number of land properties and recorded a gain of $1 million.

21

Notes to Consolidated Financial Statements

13.	OTHER ITEMS (CONTINUED)

2009

During fiscal 2009, the Company recognized an impairment charge of $2 million related to the newsprint facility in Pine Falls, Manitoba. These assets are included in the Paper segment.

During the September 2009 quarter, the Company recorded a net gain of $5 million on the sale of its 50% equity interest in Temrex Forest Products LP (Temrex). The Temrex operation included two sawmills in the Gaspe, Quebec region.

On February 1 3, 2009, Marathon Pulp Inc. (MPI) filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act. As a result of these filings, the Company concluded that, based on Canadian GAAP, it had lost joint control over MPI and ceased to apply the proportionate consolidation method to account for its 50% interest in MPI. As of the most recent reporting date of January 31, 2009, the Company’s proportionate share of net liabilities exceeded the net assets by $8 million, resulting in a gain from the change in accounting for this investment. The Company absorbed a charge of $4 million relating to trade amounts owing from MPI. The net effect overall was a $4 million gain.

During the March 2009 quarter, the Company announced the permanent closure of the Mattawa, Ontario, sawmill. The facility had been idled since July 2008. The Company recorded a charge of $2 million relating to severance and other relating items.

Also during the March 2009 quarter, the Company announced the reduction of a number of staff positions and recorded a charge of $2 million for related severance costs. The Company also settled certain product liabilities claims relating to a U.S. chemical subsidiary. Costs associated with this claim, net of insurance proceeds, are estimated at $1 million. Finally, the Company recorded a net gain of $1 million on the sale of a previously written-off paper machine.

The following table provides an analysis of the other items by business segment of the Company:

	2010
	Forest Products	Pulp	Paper	Chemicals	Corporate and other	Consolidated
Gain on sales - other	$(2)	$(12)	$—	$—	$12	$(2)
Other	—	—	11	—	7	18
Severance, other labour-related and idling costs	—	—	(4)	—	—	(4)

	$(2)	$(12)	$7	$—	$19	$12

TEMBEC Consolidated Financial Statements 2010

13.	OTHER ITEMS (CONTINUED)

	2009
	Forest Products	Pulp	Paper	Chemicals	Corporate and other	Consolidated
Gain on sales - other	$(5)	$—	$—	$—	$(1)	$(6)
Other	—	(4)	2	1	—	(1)
Severance, other labour-related and idling costs	2	—	—	—	2	4

	$(3)	$(4)	$2	$1	$1	$(3)

14.	INTEREST, FOREIGN EXCHANGE AND OTHER

	2010	2009
Interest on long-term debt	$27	$33
Interest on short-term debt	3	4

	30	37

Derivative financial instruments gain	—	(2)
Exchange gain on conversion of integrated foreign subsidiaries	(1)	(5)
Other foreign exchange items	15	(11)
Term loan prepayment premium	6	—
Bank charges and other	2	3

	22	(15)

	$52	$22

Foreign exchange items included in the financial statements are as follows:

	2010	2009
Exchange loss (gain) on long-term debt	$(27)	$21
Exchange gain on conversion of integrated foreign subsidiaries	(1)	(5)
Other foreign exchange items	15	(11)

	$(13)	$5

23

Notes to Consolidated Financial Statements

15.	INCOME TAXES

The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2010	2009
Future income tax assets:
Non-capital loss carry-forwards and pool of deductible scientific research and development expenditures	$386	$394
Fixed assets	34	23
Employee future benefits	49	63
Capital loss carry-forwards	7	—
Financing charges	7	12
Other	18	14
Valuation allowance	(472)	(490)

	29	16
Future income tax liabilities:
Other	(2)	(16)

Net future income tax assets	$27	$—

Certain subsidiaries have accumulated the following losses and deductions for income tax purposes, which may be carried forward to reduce taxable income and taxes payable in future years:

	Amounts	Expiring dates
Non-capital loss carried forward for:
Canadian subsidiaries	$995	2014 to 2030
U.S. subsidiaries	19	2028 to 2030
French subsidiaries	66	Unlimited
Pool of deductible scientific research and experimental development	364	Unlimited

TEMBEC Consolidated Financial Statements 2010

15.	INCOME TAXES (CONTINUED)

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2010	2009
Earnings (loss) from continuing operations before income taxes and non-controlling interest	$39	$(221)

Income tax expense (recovery) based on combined federal and provincial income tax rates of 29.8% (2009 - 30.9%)	$12	$(68)

Increase (decrease) resulting from:
Future income tax adjustment due to rate enactments	2	—
Change in valuation allowance	(20)	62
Difference in statutory income tax rate	4	—
Permanent differences:
Non-taxable portion of exchange loss (gain) on long-term debt	(3)	2
Non-deductible (non-taxable) exchange loss (gain) on conversion of integrated foreign subsidiaries	(10)	3
Other permanent differences	—	—

	(27)	67

Income tax recovery	$(15)	$(1)

Income taxes
Current	—	—
Future	(15)	(1)

Income tax recovery	$(15)	$(1)

During the year, the Company benefited from a $19 million favourable adjustment relating to the recognition of future tax assets of the Company’s remaining operations in France as it has been determined that the future realization of these assets is more likely than not to occur.

25

Notes to Consolidated Financial Statements

16.	EMPLOYEE FUTURE BENEFITS

DEFINED CONTRIBUTION PENSION PLANS

The Company contributes to defined contribution pension plans, provincial and labour sponsored pension plans, group registered retirement savings plans, deferred profit sharing plans, and 401(k) plans. The pension expense under these plans is equal to the Company’s contribution. The 2010 pension expense was $9 million (2009 - $8 million).

DEFINED BENEFIT PENSION PLANS

The Company has several defined benefit pension plans. Non-unionized employees in Canada joining the Company after January 1, 2000, participate in defined contribution pension plans. Some of the defined benefit pension plans are contributory. The pension expense and the obligation related to the defined benefit pension plans are actuarially determined using management’s most probable assumptions.

OTHER EMPLOYEE FUTURE DEFINED BENEFIT PLANS

The Company offers post-retirement life insurance, healthcare and dental care plans to some of its retirees. The Company offers post-employment healthcare and dental care plans to disabled employees. The Company also assumes post-employment life insurance coverage of some of its disabled employees.

The post-retirement and post-employment benefit expenses and the obligations related to the defined benefit plans are actuarially determined using management’s most probable assumptions.

Actuarial valuations of these plans for accounting purposes are conducted on a triennial basis unless there are significant changes affecting the plans. The latest actuarial valuations were conducted as at January 1, 2010 or May 1, 2009.

The post-retirement and post-employment benefit plans are unfunded.

COMPANY CONTRIBUTIONS

Total cash payments for employee future benefits for 2010, consisted of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans and cash contributed to its defined contribution plans including multi-employer pension plans, were $44 million (2009 - $45 million).

TEMBEC Consolidated Financial Statements 2010

16.	EMPLOYEE FUTURE BENEFITS (CONTINUED)

DESCRIPTION OF FUND ASSETS

The assets of the registered defined benefit pension plans are held by an independent trustee and accounted for separately in the Company’s pension funds. Based on the fair value of assets held at June 30, 2010, the defined benefit pension plan assets were comprised of 1% (1% in 2009) in cash and short-term investments, 5% (5% in 2009) in real estate, 45% (44% in 2009) in bonds and 49% (50% in 2009) in Canadian, U.S. and foreign equity.

FUNDING POLICY

The Company’s funding policy for registered defined benefit pension plans is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Actuarial valuations for funding purposes are conducted on a triennial basis, unless required earlier by pension legislation or as deemed appropriate by management from time to time. The latest funding actuarial valuations were conducted for seven plans on December 31, 2009, three plans on December 31, 2008, and five plans on December 31, 2007. The two pension plans related to discontinued operations were last valued on January 1, 2010.

INVESTMENT POLICY

The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector or company. The Corporate Governance and Human Resources Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by world-wide investment markets. Investment managers may deviate from these targets to the extent permitted by the investment policy. Their performance is evaluated in relation to the market performance on the target mix.

INFORMATION ABOUT THE COMPANY’S DEFINED BENEFIT PLANS IN AGGREGATE

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year.

During the year, significant lump sum payments to employees were paid from the Pine Falls pension plans having for effect of reducing benefit obligations (obligations being settled) by $18 million (2009 - $12 million) and benefit plan assets (settlement payments) by $15 million (2009 - $15 million). Benefit obligations were also reduced by $45 million relating to the purchase of annuities for a partial windup group. As a result, benefit plan assets reduced by $42 million.

27

Notes to Consolidated Financial Statements

16.	EMPLOYEE FUTURE BENEFITS (CONTINUED)

INFORMATION ABOUT THE COMPANY’S DEFINED BENEFIT PLANS IN AGGREGATE (CONTINUED)

The following tables present the change in the accrued benefit obligation for the defined benefit plans as calculated by independent actuaries and the change in the fair value of plan assets:

Change in accrued benefit obligations for defined benefit plans:

	Pension plans		Other benefit plans
	2010	2009	2010	2009
Accrued benefit obligation, at beginning of year	$828	$907	$55	$59
Current service cost	11	15	1	1
Interest cost	46	49	3	3
Employee contributions	2	3	—	—
Benefits paid	(48)	(56)	(3)	(3)
Divestitures	(9)	(44)	(1)	(3)
Plan amendments	1	—	—	(4)
Actuarial loss (gain)	54	(41)	(3)	—
Foreign exchange rate changes and other adjustments	(9)	7	—	—
Decrease in obligation due to curtailment	(24)	—	(3)	—
Obligations being settled	(66)	(12)	—	—
Post-employment and other	—	—	—	2

Accrued benefit obligation, at end of year	$786	$828	$49	$55

Change in fair value of plan assets for defined benefit plans

	Pension plans		Other benefit plans
	2010	2009	2010	2009
Fair value of defined benefit plan assets, at beginning of year	$606	$736	$—	$—
Actual return on plan assets	57	(71)	—	—
Employer contributions	28	38	3	3
Employee contributions	2	3	—	—
Benefits paid	(48)	(56)	(3)	(3)
Divestitures	—	(36)	—	—
Foreign exchange rate changes and other adjustments	(5)	7	—	—
Settlement payments	(60)	(15)	—	—

Fair value of defined benefit plan assets, at end of year	$580	$606	$—	$—

TEMBEC Consolidated Financial Statements 2010

16.	EMPLOYEE FUTURE BENEFITS (CONTINUED)

FUNDED STATUS

The following table presents the difference between the fair value of plan assets and the actuarially determined accrued benefit obligation as at June 30, 2010 and June 30, 2009, for defined benefit plans. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

The table further reconciles the amount of the surplus or deficit (funded status) to the net amount recognized in the consolidated balance sheets. The difference between the funded status and the net amount recognized in the consolidated balance sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance as described in Note 1.

Reconciliation of funded status for defined benefit plans:

	Pension plans		Other benefit plans
	2010	2009	2010	2009
Fair value of plan assets	$580	$606	$—	$—
Accrued benefit obligation	(786)	(828)	(49)	(55)

Plan deficit	(206)	(222)	(49)	(55)
Employer contribution after measurement date (June 30)	8	5	1	1
Unamortized past service costs	1	—	3	3
Unamortized net actuarial loss (gain)	73	50	(12)	(8)

Accrued benefit liability	$(124)	$(167)	$(57)	$(59)

Amounts recognized in the consolidated balance sheets for defined benefit plans:

	Pension plans		Other benefit plans
	2010	2009	2010	2009
Deferred pension costs	$6	$2	$—	$—
Accrued benefit liability	(130)	(169)	(57)	(59)

Accrued benefit liability	$(124)	$(167)	$(57)	$(59)

29

Notes to Consolidated Financial Statements

16.	EMPLOYEE FUTURE BENEFITS (CONTINUED)

FUNDED STATUS (CONTINUED)

The accrued benefit obligations in excess of fair value of plan assets at year-end with respect to defined benefit plans that are not fully funded are as follows:

	Pension plans		Other benefit plans
	2010	2009	2010	2009
Fair value of plan assets	$579	$605	$—	$—
Accrued benefit obligation	(785)	(827)	(49)	(55)

Plan deficit	$(206)	$(222)	$(49)	$(55)

COMPONENTS OF NET PERIODIC COST FOR DEFINED BENEFIT PLANS

Components of net periodic benefit cost for defined benefit pension plans:

	2010	2009
Current service cost	$11	$15
Interest cost	46	49
Actual return on plan assets	(57)	71
Actuarial loss (gain)	54	(41)
Curtailment gain (note 13)	(15)	—
Settlement loss (gain)	(2)	3
Plan amendments and other	1	—

Net expense before adjustments to recognize the long-term nature of the plans	38	97
Difference between expected and actual return on plan assets	17	(119)
Difference between net actuarial loss (gain) and actuarial loss (gain)	(54)	41
Difference between amortization of past service costs for the year and actual plan amendments for the year	(1)	—

Net periodic benefit cost	$—	$19

TEMBEC Consolidated Financial Statements 2010

16.	EMPLOYEE FUTURE BENEFITS (CONTINUED)

COMPONENTS OF NET PERIODIC COST FOR DEFINED BENEFIT PLANS (CONTINUED)

Components of net periodic benefit cost for other defined benefit plans:

	2010	2009
Current service cost	$1	$1
Interest cost	3	3
Curtailment gain (note 13)	(1)	—
Post-employment	—	2
Plan amendments and other	—	(4)
Actuarial gain	(3)	—

Net expense (income) before adjustments to recognize the long-term nature of the plans	—	2
Difference between amortization of past service costs for the year and actual plan amendments for the year	1	4
Difference between net actuarial loss (gain) and actuarial loss (gain)	2	(1)

Net periodic benefit cost	$3	$5

ASSUMPTIONS

Weighted average significant assumptions for defined benefit pension plans:

	2010	2009
Accrued benefit obligation at end of year:
Discount rate	5.12%	5.73%
Rate of compensation increase	2.50%	2.61%
Net periodic benefit cost for the year:
Discount rate	5.73%	5.56%
Rate of compensation increase	2.61%	3.03%
Expected long-term return on assets	6.88%	6.77%

31

Notes to Consolidated Financial Statements

16.	EMPLOYEE FUTURE BENEFITS (CONTINUED)

ASSUMPTIONS (CONTINUED)

Weighted average significant assumptions for other defined benefit plans:

	2010	2009
Accrued benefit obligation at end of year:
Discount rate	5.12%	5.48%
Rate of compensation increase	2.50%	2.50%
Net periodic benefit cost for the year:
Discount rate	5.48%	5.56%
Rate of compensation increase	2.50%	3.00%
Assumed healthcare cost trend rate at end of year:
Initial healthcare cost trend	8.00%	8.39%
Annual rate of decline in trend rate	0.50%	0.50%
Ultimate healthcare cost trend rate	5.00%	5.00%
Effect of change in healthcare cost trend rate (1% increase):
Total of service cost and interest cost	$—	$—
Accrued benefit obligation	$3	$4
Effect of change in healthcare cost trend rate (1% decrease):
Total of service cost and interest cost	$—	$—
Accrued benefit obligation	$(3)	$(3)

TEMBEC Consolidated Financial Statements 2010

17.	FINANCIAL INSTRUMENTS

FAIR VALUE

The carrying amount of cash and cash equivalents, derivative financial instruments, accounts receivable, operating bank loans, accounts Payable and accrued charges approximates their fair values because of the near-term maturity of those instruments.

The carrying value and the fair value of long-term debt are as follows:

	2010	2009
Carrying value	$288	$402
Fair value	301	402

Cash and cash equivalents and the derivative financial instruments have been valued in accordance with Level 1 of the fair value hierarchy which is based on unadjusted quoted prices in an active market.

FINANCIAL RISK MANAGEMENT

OVERVIEW

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

•	Foreign currency rate risk

•	Interest rate risk

•	Commodity price and operational risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management policy. The policy defines the method by which the Company manages its risk through properly and prudently administering the Company’s financial assets, liabilities and derivatives. Internal Audit measures the adequacy of the business control systems through the execution of an Internal Audit Plan approved by the Audit Committee.

33

Notes to Consolidated Financial Statements

17.	FINANCIAL INSTRUMENTS (CONTINUED)

CREDIT RISK MANAGEMENT

Credit risk arises from the possibility that entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. The Company does not have a significant exposure to any individual customer or counterparty. As required in the Risk Management Policy, the Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. All credit limits are subject to evaluation and revision at any time based on changes in levels of creditworthiness and must be reviewed at least once per year. Sales orders cannot be processed unless a credit limit has been properly approved. The Company may require payment guarantees, such as letters of credit, or obtain credit insurance coverage. Bad debt write-offs have been insignificant in the past. The allowance for doubtful accounts for the Company, as at September 25, 2010, was $1 million (2009 - $2 million).

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2010	2009
Loans and receivables	$236	$300
Cash, cash equivalents and cash held in trust	74	105

The maximum exposure to credit risk for trade accounts receivable as at September 25,2010 and September 26, 2009, by geographical region was as follows:

	2010	2009
Canada	$23	$23
United States	65	54
Pacific Rim and India	27	31
United Kingdom, Europe and other	48	97

	163	205
Allowance for doubtful accounts	(1)	(2)

Trade receivables net	162	203
Loan receivable - Temlam (notes 7 and 14)	—	23
Other receivables including input tax credits	47	57

Accounts receivable	$209	$283

TEMBEC Consolidated Financial Statements 2010

17.	FINANCIAL INSTRUMENTS (CONTINUED)

EXPOSURE TO CREDIT RISK (CONTINUED)

The aging of trade accounts receivable was as follows:

	2010		2009
	Gross	Allowance	Gross	Allowance
Not past due	$150	$—	$179	$—
Past due 0-30 days	8	—	20	—
Past due 31-60 days	—	—	4	—
Past due 61-90 days	3	—	—	—
More than 90 days	2	1	2	2

	$163	$1	$205	$2

The movement in the allowance for doubtful accounts receivable in respect to trade accounts receivable was as follows:

	2010	2009
Opening balance	$2	$4
Bad debt recognized (written off)	(1)	(2)

Ending balance	$1	$2

LIQUIDITY RISK MANAGEMENT

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of capital expenditures, interest and principal repayments and seasonal working capital requirements, which would require approximately $150 million to $200 million of liquidity.

35

Notes to Consolidated Financial Statements

17.	FINANCIAL INSTRUMENTS (CONTINUED)

EXPOSURE TO LIQUIDITY RISK

A liquidity reserve in the form of cash and undrawn revolving credit facilities is maintained to assist in the solvency and financial flexibility of the Company. Liquidity reserves as at September 25, 2010, totalled $174 million (2009 - $170 million). Repayment of amounts due within one year may also be funded by normal collection of current trade accounts receivable and cash on hand.

The following are the contractual maturities of non-derivative financial liabilities, including interest payments and excluding the impact of netting agreements:

	2010
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Secured bank loans	$269	$516	$15	$15	$32	$94	$360
Unsecured loans	32	36	4	5	9	13	5
Operating bank loans	1	1	1	—	—	—	—
Trade and others	241	241	241	—	—	—	—

	$543	$794	$261	$20	$41	$107	$365

The Company had no derivative financial liabilities at September 25, 2010. It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

TEMBEC Consolidated Financial Statements 2010

17.	FINANCIAL INSTRUMENTS (CONTINUED)

FOREIGN CURRENCY RATE RISK MANAGEMENT

The Company is exposed to currency risk on sales, purchases and long-term debt that are denominated in a currency other than the respective functional currencies of foreign and domestic operations, primarily the Canadian dollar and euro. The currencies in which these transactions are primarily denominated are Canadian dollar, US dollar and euro.

The Company’s revenues for most of its products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the euro. The prices for many products, including those sold in Canada and Europe, are generally driven by US $ reference prices of similar products. The Company generates approximately $1.3 billion of US $ denominated sales annually from its Canadian and European operations. As a result, any decrease in the value of the US dollar relative to the Canadian dollar and the euro reduces the amount of revenues realized on sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions. This could result in the unit’s inability to maintain its operations during period of low prices and/or demand.

SENSITIVITY ANALYSIS

Based on 2011 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US dollar versus the Canadian dollar and the euro. For illustrative purposes, an increase of 1% in the value of the US dollar is assumed. A decrease would have the opposite effects of those shown below:

Sales increase	$13
Cost of sales increase	3

Gross margin	10
Loss on US dollar debt translation	3

Pre-tax earnings increase	$7

Direct US $ purchases of raw materials, supplies and services provided a partial offset to the impact on sales. This does not include the potential indirect impact of currency on the cost of items purchased in the local currency.

Interest expense on the Company’s US $ denominated debt provides a small offset to its US $ exposure. To further reduce the impact of fluctuations in the value of the US dollar, the Company has adopted a policy which allows for hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. The Company does not currently hold any significant foreign exchange contracts.

37

Notes to Consolidated Financial Statements

17.	FINANCIAL INSTRUMENTS (CONTINUED)

INTEREST RATE RISK MANAGEMENT

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

SENSITIVITY ANALYSIS

Fluctuations of market interest rates have little impact on the Company’s financial results since the majority of the Company’s debts are fixed rate debts.

COMMODITY PRICE AND OPERATIONAL RISK MANAGEMENT

The Company’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses. The Company may periodically purchase lumber, pulp and newsprint price hedges to mitigate the impact of price volatility. The Company did not hold any significant product price hedges at September 25, 2010 and September 26, 2009.

The manufacturing activities conducted by the Company’s operations are subject to a number of risks, including availability and price of fibre and competitive prices for purchased energy and raw materials. To mitigate the impact of price fluctuations, the Company may periodically purchase hedges. The Company does not currently hold any significant hedges.

TEMBEC Consolidated Financial Statements 2010

18.	CAPITAL MANAGEMENT

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long-term debt plus bank indebtedness/operating lines) less cash and cash equivalents. Total capitalization includes net debt plus future income taxes, other long-term liabilities, shareholders’ equity, deferred credits and other.

The Company’s strategy is to maintain the net debt to total capitalization ratio at 40% or less. The objective is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The debt to total capitalization ratio for the Company as at September 25, 2010 and September 26, 2009, was 27% and 42%, respectively.

19.	COMPARATIVE FIGURES

Certain 2009 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2010.

20.	CHANGE IN COMPOSITION OF REPORTABLE SEGMENTS

In December 2010, the Company reorganized its internal reporting structure, which impacted the operating segment disclosure included in the current period financial statements. Prior to the changes, the Company had reported its financial results based on five reportable segments: Forest Products, Pulp, Paper, Chemicals, and Corporate. The Pulp segment included six pulp mills. Subsequent to the organizational changes, the Pulp segment has been divided into two segments: Dissolving and Chemical Pulp and High-Yield Pulp. Each segment includes three pulp mills. As well, the Chemicals segment is now part of the Dissolving and Chemical Pulp segment. A significant portion of Chemicals sales are related to by-products generated by the two dissolving pulp mills. The Forest Products, Paper and Corporate segments were unaffected by the organizational changes. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Dissolving and Chemical Pulp segment consists primarily of manufacturing and marketing activities of dissolving and chemical pulps including the transformation and sale of resins and pulp by-products. The High-Yield Pulp segment includes the manufacturing and marketing activities of high-yield pulps. The Paper segment consists primarily of production and sales of bleached board and newsprint. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in Note 1. The following provides segment disclosures for the years ended September 25, 2010 and September 26, 2009, under the new internal reporting structure.

	2010
	Forest Products	Dissolving & Chemical Pulp	High-Yield Pulp	Paper	Corporate and other	Consolidated
Sales:
External	$346	$816	$367	$348	$—	$1,877
Internal	88	39	28	—	5	160

	434	855	395	348	5	2,037

Earnings (loss) before the following:	(10)	120	47	(2)	(23)	132
Depreciation and amortization	16	27	10	3	—	56
Other items (note 13)	(2)	(12)	—	7	19	12
Operating earnings (loss) from continuing operations	(24)	105	37	(12)	(42)	64

Net fixed asset additions	7	12	3	3	—	25

Identifiable assets – excluding cash and cash equivalents	241	444	213	123	15	1,036
Cash and cash equivalents						68

Total assets						$1,104

	2009
	Forest Products	Dissolving & Chemical Pulp	High-Yield Pulp	Paper	Corporate and other	Consolidated
Sales:
External	$304	$800	$230	$452	$—	$1,786
Internal	103	50	28	—	4	185

	407	850	258	452	4	1,971

Earnings (loss) before the following:	(67)	(33)	(18)	27	(17)	(108)
Depreciation and amortization	24	36	10	3	—	73
Other items (note 13)	(3)	(3)	—	2	1	(3)
Operating earnings (loss) from continuing operations	(88)	(66)	(28)	22	(18)	(178)

Net fixed asset additions	6	29	3	4	—	42

Identifiable assets – excluding cash and cash equivalents	252	656	210	127	16	1,261
Cash and cash equivalents						105

Total assets						$1,366

39

Notes to Consolidated Financial Statements

20.	CHANGE IN COMPOSITION OF REPORTABLE SEGMENTS (CONTINUED)

	2010
	Forest Products	Dissolving & Chemical Pulp	High-Yield Pulp	Paper	Consolidated
Sales (by final destination):
Canada	$212	$81	$4	$70	$367
United States	126	193	4	259	582
Pacific Rim and Asia	6	176	295	—	477
Europe and other	2	366	64	19	451

	$346	$816	$367	$348	$1,877

	2009
	Forest Products	Dissolving & Chemical Pulp	High-Yield Pulp	Paper	Consolidated
Sales (by final destination):
Canada	$190	$61	$—	$75	$326
United States	110	203	5	349	667
Pacific Rim and Asia	4	102	178	4	288
Europe and other	—	434	47	24	505

	$304	$800	$230	$452	$1,786

				2010	2009
Fixed assets:
Canada				$419	$449
France				76	175
Other				3	2

				$498	$626

40